April 28, 2006

Mail Stop 3561



Mr. Claudio Gianascio
President and Director
ORANCO, Inc.
1981 East 4800 South,  Suite 110
Salt Lake City, UT  84117



Re:	ORANCO, Inc.
	December 31, 2005 Form 10-KSB filed March 27, 2005
      File No. 0-28181


Dear Mr. Gianascio:

      We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



December 31, 2005 Form 10-KSB
Item 8A Controls and Procedures, page 12

1. We note your disclosure that your CEO has "concluded that [your] disclosure controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms." Revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. We note your statement that a "control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instance of fraud, if any, within a company have been detected." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibit 31.1

3. The certification does not use the amended language required by
Item 601(b)(31) of Regulation S-B. Also, the certification refers to the "quarterly report." Please revise to provide a certification exactly as set forth in Item 601, referencing the annual report.


Closing Comments

4. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 12, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

	Any questions regarding the comments may be directed to
Maureen
Bauer, Accountant at (202) 551-3237 or Terence O`Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at
(202)
551-3790, who supervised the review of your filing.



							Sincerely,



							Tia Jenkins
							Senior Assistant Chief
Accountant
      Office of Emerging Growth Companies

ORANCO, Inc.
April 28, 2006
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